UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-33275

CUSIP NUMBER 93564A100

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Part III (Items 10-14) of Form 10-K

PART I — REGISTRANT INFORMATION

Warren Resources, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1331 17th Street, Suite 720
Address of Principal Executive Office (Street and Number)

Denver, Colorado 80202
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Warren Resources, Inc. (the “Company”) is filing this Form 12b-25 with respect to its annual report on Form 10-K for the period ended December 31, 2015 (the “Annual Report”). The Company needs additional time to complete the information called for by Item III of Form 10-K, including the executive compensation information (the “Part III Information”), which the Company was not able to complete by April 29, 2016 (the prescribed due date for the inclusion of the Part III Information in the Company’s Annual Report filing) due to the circumstances described below.

The Company has experienced significant turnover  in management and employees within the past six months.  The Company’s management has also focused substantial resources to restructuring efforts.  Management and the Company’s Board of Directors are actively working to compile the required disclosure; however, the foregoing issues have caused the Company to be unable to compile all information necessary to prepare and file a definitive proxy statement or a Form 10-K/A within the prescribed period without unreasonable effort or expense.

The Company is currently unable to predict when it will be in a position to file an amendment to its Annual Report on Form 10-K to include the required Part III Information as well as to file a definitive proxy statement in connection with the 2016 annual meeting.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	James A. Watt	720	403-8125
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Warren Resources, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 2, 2016	Warren Resources, Inc.

/s/ JAMES A. WATT
		Name:	James A. Watt
		Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).